

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2018

Amin Khoury
Chief Executive Officer
KLX Inc.
1300 Corporate Center Way
Wellington, FL 33414-2105

     Re: KLX Inc.
        Preliminary Proxy Statement on Schedule 14A
        Filed June 1, 2018
        File No. 001-36610

Dear Mr. Khoury:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Division of Corporation Finance
          Office of Transportation and Leisure